SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

ACTIVISION BLIZZARD, INC.
(Name of Issuer)
COMMON STOCK, $0.000001 PAR VALUE
(Title of Class of Securities)

00507V109
(CUSIP Number)

ASAC II LP
c/o Northern Trust Private Equity Administration
Department 2008
801 South Canal
Chicago, Illinois 60607
(312) 557-5687

With a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2016
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	Page 2 of 10 pages

1.	Name of Reporting Person

ASAC II LP
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

WC, BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

31,031,460
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

31,031,460
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,031,460
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

4.2% (1)
14.	Type of Reporting Person

PN
_______________
(1)	Based on 739,838,307 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 3 of 10 pages

1.	Name of Reporting Person

ASAC II LLC
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

31,031,460
	8.	Shared Voting Power

-0-
	9.	Sole Dispositive Power

31,031,460
	10.	Shared Dispositive Power

-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,031,460
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

4.2% (1)
14.	Type of Reporting Person

OO
_______________
(1)	Based on 739,838,307 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 4 of 10 pages

1.	Name of Reporting Person

Robert A. Kotick
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

SC, PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

8,146,325 (1)
	8.	Shared Voting Power

31,031,460 (2)
	9.	Sole Dispositive Power

8,146,325 (1)
	10.	Shared Dispositive Power

31,031,460 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,177,785
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

5.3% (3)
14.	Type of Reporting Person

IN
_______________
(1)
Of these shares of Common Stock, 3,479,398 shares, 34,350 shares represented by restricted share units scheduled to vest within 60 days and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, and 669,579 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership.

(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)
Based on 743,835,655 shares of Common Stock outstanding, which includes 739,838,307 shares of Common Stock outstanding, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 34,350 shares represented by restricted share units scheduled to vest within 60 days held by 10122B Trust.

CUSIP No. 00507V109	Page 5 of 10 pages

1.	Name of Reporting Person

Brian G. Kelly
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☑
3.	SEC Use Only

4.	Source of Funds

SC, PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)

☐
6.	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,511,424 (1)
	8.	Shared Voting Power

31,031,460 (2)
	9.	Sole Dispositive Power

2,511,424 (1)
	10.	Shared Dispositive Power

31,031,460 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,542,884
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13.	Percent of Class Represented by Amount in Row (11)

4.5% (3)
14.	Type of Reporting Person

IN
_______________
(1)
Of these shares of Common Stock, 472,865 shares are held in the Kelly Family 2012 Irrevocable Trust, of which Mr. Kelly is trustee, 478,520 shares of Common Stock and 17,685 shares of Common Stock represented by restricted share units scheduled to vest within 60 days are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 485,892 shares are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, and 661,391 shares of Common Stock, 41,797 shares of Common Stock represented by restricted share units scheduled to vest within 60 days, 262,998 options to purchase shares of Common Stock and 80,676 options scheduled to vest within 60 days are held directly by Mr. Kelly.

(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)
Based on 740,241,463 shares of Common Stock outstanding, which includes 739,838,307 shares of Common Stock outstanding, 17,685 shares of Common Stock represented by restricted share units held by Brian G. Kelly Annuity Trust scheduled to vest within 60 days, 41,797 shares of Common Stock represented by restricted share units scheduled to vest within 60 days held by Mr. Kelly, 262,998 shares of Common Stock represented by options and 80,676 shares of Common Stock represented by options scheduled to vest within 60 days held by Mr. Kelly.

Page 6 of 10 Pages

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 21, 2013 and amended on December 16, 2013, November 20, 2014, May 9, 2016 and June 3, 2016 (as amended, the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 8, 2016, ASAC completed the previously announced distribution of Shares to limited partners in accordance with the Second Amended LPA and partial repayment of the term loans under the Repayment Agreements.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)        Unless otherwise indicated, percentage interest calculations for each Reporting Person prior to the distribution are based upon the Issuer having 739,838,307 shares of Common Stock outstanding as reported by the Issuer in its registration statement filed on Form S-3 on June 3, 2016.

ASAC

The aggregate number of shares of Common Stock that ASAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 31,031,460 shares of Common Stock, which constitutes approximately 4.2% of the outstanding shares of Common Stock.

ASAC GP

Because of its position as the sole general partner of ASAC, ASAC GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 31,031,460 shares of Common Stock, which constitutes approximately 4.2% of the outstanding shares of Common Stock.

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust and the controlling person of 1011 Foundation, Inc., RAK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 39,177,785 shares of Common Stock, which constitutes approximately 5.3% of the outstanding shares of Common Stock, which for purposes of this calculation includes 739,838,307 shares of Common Stock outstanding as reported by the Issuer in its registration statement filed on Form S-3 on June 3, 2016, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 34,350 shares of Common Stock represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days. RAK disclaims beneficial ownership of any shares of Common Stock held by 1011 Foundation, Inc.

Page 7 of 10 Pages

BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, trustee of the Kelly Family 2012 Irrevocable Trust (“2012 Kelly Family Trust”), grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,542,884 shares of Common Stock, which constitutes approximately 4.5% of the outstanding shares of Common Stock, which for purposes of this calculation includes 739,838,307 shares of Common Stock outstanding as reported by the Issuer in its registration statement filed on Form S-3 on June 3, 2016, 17,685 shares of Common Stock represented by restricted share units held by 2012 Kelly Trust scheduled to vest within 60 days, 41,797 shares of Common Stock represented by restricted share units held by BGK scheduled to vest within the next 60 days, 262,998 shares of Common Stock represented by options held by BGK and 80,676 shares of Common Stock represented by options held by BGK scheduled to vest within the next 60 days. BGK disclaims beneficial ownership of any shares of Common Stock held by Kelly Family Foundation, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

(b)        The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

ASAC

Acting through its sole general partner, ASAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,031,460 shares of Common Stock.

ASAC GP

Acting through its controlling persons and in its capacity as the sole general partner of ASAC, ASAC GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 31,031,460 shares of Common Stock.

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 31,031,460 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,479,398 shares of Common Stock held by 10122B Trust, of which RAK is trustee and 669,579 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person.  RAK may be deemed to have the sole power to vote or dispose of 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 34,350 shares of Common Stock represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days.

BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 31,031,460 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 472,865 shares of Common Stock held by 2012 Kelly Family Trust, of which BGK is trustee, 478,520 shares of Common Stock held by 2012

Page 8 of 10 Pages

Kelly Trust, of which BGK is grantor, 485,892 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 661,391 shares of Common Stock held by BGK directly.  BGK may be deemed to have the sole power to vote or dispose of 17,685 shares of Common Stock represented by restricted share units scheduled to vest within 60 days held by 2012 Kelly Trust, 41,797 shares represented by restricted share units held by BGK scheduled to vest within the next 60 days, 262,998 shares of Common Stock represented by options held by BGK and 80,676 shares of Common Stock represented by options held by BGK scheduled to vest within the next 60 days.

(c)        As described in Item 3, on June 8, 2016, ASAC distributed 140,936,582 shares of Common Stock to its limited partners.

On June 7, 2016, the 1011 Foundation donated 21,000 shares of Common Stock to charity.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto since the most recent filing on Schedule 13D.

(d)        To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e)        Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On June 8, 2016 and in accordance with Section 3.04 of the Stockholders Agreement, the limited partners of ASAC and ASAC GP sent letters to Activision agreeing that, for a period of one year following the distribution to the limited partners of Shares by ASAC, ASAC GP, the limited partners and their affiliates will not in any way act in coordination with, cooperate with or otherwise form a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with, in the case of the limited partners, ASAC and, in the case of partners that are not Investment Company Investors (as defined in the Stockholders Agreement), any other Investor (as defined in the Stockholders Agreement) or any of their respective affiliates, and in the case of ASAC GP, to the extent ASAC distributes Shares to ASAC GP within 30 days of June 8, 2016, it will be bound by the restrictions and obligations in Section 3.01(a), Section 3.02 and Section 3.03 applicable to ASAC under the Stockholders Agreement with respect to such Shares. The foregoing description of the ASAC GP letter is qualified in its entirety by reference to the full text of the letter incorporated as Exhibit K hereto.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to insert the following exhibits:

Exhibit K – Letter, dated June 8, 2016, from ASAC II LLC to Activision Blizzard, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 9, 2016	ASAC II LP
By: ASAC II LLC
Its: General Partner

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

	By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

	By:	/s/ Robert A. Kotick
Name: Robert A. Kotick
Title: Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly

Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit	Document Description

K	Letter, dated June 8, 2016, from ASAC II LLC to Activision Blizzard, Inc.